UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

EVOLUTION DEVELOPMENT GROUP, INC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11127

Florida

(State or other jurisdiction of incorporation or organization)

61-1904200

(I.R.S. Employer Identification No.)

10949 Estaban Drive

Ft. Myers, FL 33912_____

(Address of principal executive offices)

239-313-3693

Issuer’s telephone number, including area code

Non-Voting Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Evolution Development Group Inc. ("EVO" or the "Company" "Us" or "We") was formed for the general purpose of funding professional athletes in exchange for a percentage of the athletes’ future earnings. EVO has been operating since March 2019. EVO is a revolutionary athlete-development company that will give professional athletes the support they need to become tomorrow’s champions, by empowering fans to invest in their journey. As of June 30, 2021 the company had 0 paid employees. EVO is based in Ft Myers, Florida.

EVO’s mission:

•Unlocking doors for tomorrows’ champions and changing fan experience forever.

EVO’s charter:

•Let’s Win Together.

A.Operating Results Overview

The Regulation A public offering began in January 2021 just as the Covid-19 pandemic began in the United States.  The Company believes that the impact of this resulted in public offering investments being reduced from an anticipated 6,000 investors to approximately 2,000.  The funds raised have not kept up with the required operating expenses to fund the operations.  The organization is exploring alternative options to raise additional funding and continue operations into the future.

Results of Operations

The period of January 1, 2021 to June 30, 2021

The Regulation A public offering raised $571,425 from January through June 30, 2021 to fund the startup phase of the company.

Operating Expenses for the period of January 1, 2021 to June 30, 2021 were $809,476 consisting of $388,575 for advertising and marketing, $127,310 related to golf division expenses and $293,591 for legal and administration expenses.

The net loss for the period of January 1, 2021 to June 30, 2021 was ($809,476). This net loss was primarily higher than expected advertising and marketing expenses in an effort to increase investor awareness and funding. The impact of the Covid-19 pandemic occurring just after the Regulation A offering also had a negative impact on the investor contribution level.

B.Liquidity and Capital Resources

We had net cash of $1,557 at June 30, 2021.

During the period of January 1, 2021 to June 30, 2021, the company incurred operating expenses of $809,476 which exceeded public investment contributions of $571,425 during the period. John Norman, CEO loaned $381,549 to the organization to fund operations through June 30, 2021.

C.Plan of Operations

Our plan of operation for the period of January 1, 2021 to June 30, 2021 is as follows:

At the time of this filing, the Company has paused its Regulation A offering and has suspended most Company operations until new capital sources can be found. In August 2021, CEO John Norman sent an e-mail to every investor requesting help in finding additional investors. The Company informed its investors that it was very difficult to grow the company and sign top athletes without the capital to continue to pay routine operating expenses. The results from the letter were inconsequential and the Company did not receive any uptick in its Regulation A investment numbers. The Company continued to adjust its marketing materials during September without much improvement in investor numbers. At the beginning of October, the Company determined that it could not continue to operate under such economic conditions and October 12, the Company paused its Regulation A offering because of insufficient funding.  While the Company is actively seeking new capital sources or other options to resume operations, there is no guarantee that over the next 12 months such new funding will occur and the Company may cease operations permanently.

As of November 1, 2021, John Norman, the CEO of EVO had personally loaned more than $500,000 to EVO to make up the difference between the amount of investments and revenues coming in and the amount of expenses being paid. These funds were used to pay operating expenses including marketing, advertising and athlete travel and living expenses for Steven Kupcho, EVO professional golf client, in addition to other costs of operations,

D.Trend Information

Based on the Company's results from the inception, EVO believes that interest in its Regulation A offering and platform has been steadily declining, and as of November 1, 2021, has not been able to keep operations running due to insufficient funding. Therefore, the Company has paused its Regulation A offering and has suspended most Company operations and is exploring other possibilities of raising capital or other options to resume operations.

E.Off-Balance Sheet Arrangements

None

F.Critical Accounting Policies

None

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does anticipate a material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets over the next 12 months.

Item 2.Other Information

  None

Item 3.Financial Statements

See below

Evolution Development Group, Inc.

(a Florida corporation)

Interim Financial Statements (unaudited)

As of January 1, 2021 through June 30, 2021

September 30, 2021

Financial Statements

Evolution Development Group, Inc.

Table of Contents

Financial Statements and Supplementary Notes

Balance Sheet as of June 30, 2021                                3

Income Statement for the period of January 1, 2021 through June 30, 2021                  4

Statement of Changes in Shareholders’ Equity

for the period of October 4, 2018 (inception) through June 30, 2021                                 5

Statement of Cash Flows for the period of January 1, 2021 through June 30, 2021       6

Notes and Additional Disclosures to the Financial Statements as of June 30, 2021     7

EVOLUTION DEVELOPMENT GROUP, INC.

BALANCE SHEET (Unaudited)
As of June 30, 2021

ASSETS	6/30/21	6/30/20

Current Assets:
Cash and cash equivalents	$ 1,557	$ 55,348
Deferred offering costs (net of $1,000 amortization)	-	14,000
Total Current Assets	$ 1,557	$ 69,348

Property, Plant and Equipment, net	NONE	NONE

TOTAL ASSETS	$ 1,557	$ 69,348

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current Liabilities:
Accounts payable	$ 25,960	$ 39,376

Total Current Liabilities	$ 25,960	$ 39,376

Non-current Liabilities:
Advances from founders	$ 381,549	$ 86,511

TOTAL LIABILITIES	$ 422,985	$ 101,987

Shareholders’ Equity:
Class A common stock, no par, 1,100 shares authorized, 920 issued	$ 100	$ 100
Class B common stock, no par, 80,000,000 shares authorized, 41,030,046 issued	410,000	350,000
Preferred stock, 5,000,000 shares authorized, 0 issued	-	-
Public Offering Investments	571,425
Retained earnings, net of distributions	(593,477)	(234,138)
Net Income	(809,476)	(148,601)
Total Stockholder’s Equity	$ (421,428)	$ (32,639)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$ 1,557	$ 69,348

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

EVOLUTION DEVELOPMENT GROUP, INC.
STATEMENT OF OPERATIONS (Unaudited)
For the period of January 1, 2021 to June 30, 2021

	For the period ended	For the period ended
	6/30/21	6/30/20

Revenues	$ -	$ -
Cost of revenues	-	-
Gross Profit (Loss)	$ -	$ -

Operating Expenses:
Advertising and Marketing	$ 388,575	$ 113,896
General and administrative	420,901	34,705
Total Operating Expenses	$ 809,476	$ 148,601

Operating Income	$ (809,476)	$ (148,601)

Provision for Income Taxes	-	-

Net Income	$ (809,476)	$ (148,601)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

EVOLUTION DEVELOPMENT GROUP, INC.
STATEMENT OF STOCKHOLDER’S EQUITY (Unaudited)

	Class A Common Stock		Class B Common Stock
	Shares	Value			Accumulated Earnings/Deficit	Shareholders’ Equity
			Shares	Value
As of October 4, 2018 (inception)	0	$0	0	$0	$0	$0
Initial Share Issuance	920	$100	38,880,000	$0
Capital Contribution			2,150,046	$410,000
Net Income/(Loss)					(809,476)	(593,477)
Balance as of June 30, 2021	920	$ 100	41,030,046	$ 410,000	$ (265,615)	$ (583,477)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

EVOLUTION DEVELOPMENT GROUP, INC.
STATEMENT OF CASH FLOWS (Unaudited)
For the period of January 1, 2020 to June 30, 2020

	6/30/21	6/30/20

Cash Flows from Operating Activities
Net Income	$ (809,476)	$ (148,601)
Adjustments to reconcile net loss to net cash used
Changes in operating assets and liabilities:
Increase in Deferred Offering Costs
Increase in Accounts Payable	$ 26,108	$ -
Net Cash Used in Operating Activities	$ (783,368)	$ (148,601)

Cash Flows from Investing Activities

Net Cash Used in Investing Activities	$ -	$ -

Cash Flows from Financing Activities
Advances from founders	$ 155,038	$ 75,000
Public Offering Investments	571,425	-
Issuance of shares	-	100,000
Net Cash Provided by Financing Activities	$ 726,463	$ 175,000

Net Change in Cash and Cash Equivalents	$ (56,905)	$ 26,399

Cash and Cash Equivalents at Beginning of Period	$ 55,348	$ 28,949
Cash and Cash Equivalents at End of Period	$ 1,557	$ 55,348

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

EVOLUTION DEVELOPMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021

NOTE 1 - NATURE OF OPERATIONS

Evolution Development Group, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is an athlete development company devoted to providing talented athletes the opportunity to compete in professional sporting events.  We also provide a fan base that invests in the company and has the potential to share in the profits derived from the success of the athletes .

The Company incorporated in 2018 in the state of Florida.  The Company is headquartered in Florida.

Since Inception, the Company has received advances from its current shareholder(s) to fund its operations (see Note 6).  In January 2021 the Company received SEC approval for a Reg A offering campaign to fund its operations (see Note 7) and funds from revenue producing activities, if and when such can be realized.  The Company has raised $571,425 from the Reg A offering as of June 30, 2021.  The expenses incurred in operating the business have exceeded the funds realized from investor contributions.  These financial statements and related notes thereto do not include any adjustments that might result from the uncertainties if future investor contributions are not increased.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of currency held in the Company’s checking account.   As of June 30, 2021, the Company had $1,557 in a corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of June 30, 2021, the Company did not have any material outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of June 30, 2020, the Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of June 30, 2020, the Company had no fixed assets.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively.  As of June 30, 2021, the Company had a zero balance of deferred offering costs.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2021, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising.  As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – COMMON EQUITY

The Company has issued 920 Class A shares to founders, management or advisors in conjunction with the formation of the Company.  The Company has authorized 80,000,000 shares of Class B common shares and an additional

5,000,000 shares of preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received working capital to cover expenses and costs while preparing for the securities offering from founders.  The balance of these covered costs are recorded as a liability of the Company.  This borrowing does not have a fixed maturity date or stated rate of interest.

NOTE 7 - SUBSEQUENT EVENTS

Securities Offering

In January 2021 the Securities and Exchange Commission approved an offering up to 3,200,000 shares of common equity in a securities offering exempt from SEC registration under Regulation A, tier 2.  The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.  This offering raised $571,425 in capital as of June 30, 2021.

As of November 1, 2021, the CEO of the company has loaned more than $500,000 to EVO to fund the shortfall from the difference between the amount of investor funds received and the expenses paid from operating the business.

Management’s Evaluation

As a result of insufficient investor funding, management has paused the Regulation A offering and suspended most of the company operations.  The company is exploring other possibilities of raising capital or other options to resume operations.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.